Mail Stop 3561

April 15, 2009

Via U.S. Mail and Facsimile

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

      RE: Tyson Foods, Inc.
                Form 10-K for the fiscal year ended September 27, 2008

                File No. 001-14704

Dear Mr. Leatherby:

      We have reviewed your response letter dated March 12, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment and comply with the remainder of the comment in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 27, 2008

Note 10: Long-Term Debt
3.25% Convertible Senior Notes due 2013, page 53

1. We note your response to our prior comment 1. In this regard, along with the disclosures you propose to add in future filings, please also disclose the maximum number of shares that could be required to be issued under the conversion spread provisions of your Convertible Notes. Additionally, please disclose in future filings how changes in the price of your Class A stock will effect the number of shares that will be required to be issued for settlement of amounts under the conversion spread provisions of your Convertible Notes. See paragraph 50 of EITF 00-19 for guidance.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Dennis Leatherby, Chief Financial Officer
(479) 757-6514